UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 14)

Buffalo Wild Wings, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

119848109
(CUSIP Number)

Richard T. McGuire III Marcato Capital Management LP Four Embarcadero Center, Suite 2100 San Francisco, CA 94111 (415) 796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Richard M. Brand Joshua A. Apfelroth Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 (212) 504-6000

June 12, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act  (however, see the Notes).

CUSIP No. 119848109	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
982,600

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
982,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
982,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 119848109	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
982,600

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
982,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
982,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 119848109	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato International Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 119848109	SCHEDULE 13D	Page 5 of 8

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato Special Opportunities Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
32,600

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
32,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 119848109	SCHEDULE 13D	Page 6 of 8

This amendment No. 14 to Schedule 13D (this “Amendment No. 14”), amends and supplements the Schedule 13D (the “Initial 13D”) filed on July 25, 2016 (the Initial 13D and, as amended and supplemented through the date of this Amendment No. 14, collectively, the “Schedule 13D”) with respect to the Common Stock, no par value (the “Shares”), of Buffalo Wild Wings, Inc., a Minnesota corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 14 shall have the meaning ascribed to them in the Initial 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 4.	Purpose of the Transaction

Item 4 of the Initial 13D is hereby supplementally amended as follows:

On June 12, 2017, the voting results for the proposals presented at the Issuer’s 2017 Annual Meeting of Shareholders (the “Annual Meeting”) were certified by IVS Associates, Inc., the independent inspector of elections for the Annual Meeting.  With respect to the proposal to elect members of the board of directors (the “Board”) of the Issuer, thereby setting the number of members of the Board at nine, the vote was as follows:

	For	Withhold	Broker Non-Vote
Sam B. Rovit	13,422,829	57,557	55, 670
Andre J. Fernandez	13,339,225	141,161	55, 670
Harmit J. Singh	13,338,836	141,550	55, 670
Janice L. Fields	13,338,503	141,883	55, 670
Harry A. Lawton	13,302,107	178,279	55, 670
Scott O. Bergren	8,832,361	25,042	-
Richard T. McGuire III	8,828,239	29,164	-
Jerry B. Rose	5,121,588	43,368	55, 670
Cynthia L. Davis	4,578,050	44,933	55, 670
Emil Lee Sanders	3,917,075	4,398,355	-
J. Oliver Maggard	3,073,658	1,549,325	55, 670

Accordingly, Mr. McGuire is now a director of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, (i) Marcato, and Mr. McGuire may each be deemed to be the beneficial owner of 982,600 Shares (the “Marcato Shares”), constituting approximately 6.1% of the Shares, (ii) Marcato International may be deemed to be the beneficial owner of 950,000 Shares, constituting approximately 5.9% of the Shares and (iii) Marcato Special Opportunities Fund may be deemed to be the beneficial owner of 32,600 Shares, constituting approximately 0.2% of the Shares, each based upon 16,140,269 Shares outstanding as of April 25, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 26, 2017.

(b) Marcato International may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 950,000 Shares and, therefore, may be deemed to be the beneficial owner of such Shares. Marcato Special Opportunities Fund may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 32,600 Shares and, therefore, may be deemed to be the beneficial owner of such Shares.  Marcato, as the investment manager of Marcato International and Marcato Special Opportunities Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, may be deemed to be the beneficial owner of such Shares.  By virtue of Mr. McGuire’s position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, may be deemed to be the beneficial owner of the such Shares.

(c) The transactions by Marcato International in the securities of the Issuer during the past sixty days are set forth in Exhibit T, Exhibit V and Exhibit W which are incorporated herein by reference.  Except as set forth in Exhibit T, Exhibit V and Exhibit W attached hereto, there have been no other transactions by the Reporting Persons in the securities of the Issuer in the past sixty days.

(d) The limited partners of (or investors in) Marcato International and Marcato Special Opportunities Fund, or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

CUSIP No. 119848109	SCHEDULE 13D	Page 7 of 8

Item 6.
Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial 13D is hereby supplementally amended as follows:

 As of June 12, 2017, the Reporting Persons no longer hold any call or put options on Shares.

Item 7.	Material to be Filed as Exhibits

Exhibit A:  Joint Filing Agreement*
 Exhibit B:  Schedule of Transactions in Shares*
Exhibit C:  Letter, dated August 17, 2016*
Exhibit D:  Presentation, dated August 25, 2016*
Exhibit E:  Schedule of Transactions in Shares*
Exhibit F:  Joinder Agreement*
Exhibit G:  Presentation, dated October 5, 2016*
Exhibit H:  Schedule of Transactions in Shares*
Exhibit I:  Letter, dated October 13, 2016*
Exhibit J:  Letter, dated December 6, 2016*
Exhibit K:  Schedule of Transactions in Shares*
Exhibit L:  Notice, dated February 6, 2017
Exhibit M:  Press Release, dated February 6, 2017*
Exhibit N:  Form of Engagement and Indemnification Agreement*
Exhibit O:  Schedule of Transactions in Shares*
Exhibit P:  Joint Filing Agreement, dated February 16, 2017*
Exhibit Q:  Press Release and Letter, dated April 20, 2017*
Exhibit R:  Presentation, dated April 20, 2017*
Exhibit S:  Schedule of Transactions in Shares*
Exhibit T: Schedule of Transactions in Shares*
Exhibit U: Press Release, dated June 2, 2017*
Exhibit V: Schedule of Transactions in Shares*
Exhibit W: Schedule of Transactions in Shares

*   Previously filed.

CUSIP No. 119848109	SCHEDULE 13D	Page 8 of 8

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 2017

Marcato Capital Management LP♦
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III♦
Richard T. McGuire III

Marcato International Master Fund Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Marcato Special Opportunities Master Fund LP
By: MCM I General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

♦
This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Exhibit W

TRANSACTIONS

Exhibit T and Exhibit V to the Initial 13D are incorporated herein by reference.  Together with Exhibit T and Exhibit V, the following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 12, 2017. All such transactions were sales effected in the open market.

Fund	Trade Date	Transaction	Quantity	Unit Proceeds	Security
Marcato International Master Fund, Ltd.	6/12/2017	Sale	126,900	4.08	American Listed Put